Filed Pursuant to Rule 433

Registration Statement No. 333-207931

Free Writing Prospectus

(To the Preliminary Prospectus Supplement dated August 11, 2016 and Prospectus dated November 10, 2015)

August 11, 2016

US$1,000,000,000 2.700% Notes due August 19, 2026

US$1,000,000,000 2.700% Notes due August 19, 2026

Issuer:	Westpac Banking Corporation

Principal Amount:	US$1,000,000,000

Ranking:	Senior Unsecured

Expected Ratings:	Aa2/AA- (Moody’s/S&P)*

Legal Format:	SEC Registered Global Notes

Trade Date:	August 11, 2016

Settlement Date:	August 19, 2016 (T+6)

Since trades in the secondary market generally settle in three business days, purchasers who wish to trade notes on the date hereof or the next 2 succeeding business days will be required, by virtue of the fact that the notes initially settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	August 19, 2026

Interest Rate:	2.700%

Price to Public:	99.861%

Benchmark Treasury:	UST 1.625% 05/15/26

Benchmark Treasury Price and Yield:	100-17 / 1.566%

Re-offer Spread to Benchmark Treasury:	plus 115 basis points

Re-offer Yield:	2.716%

Gross Spread:	35 basis points

All-in Price:	99.511%

Interest Payment Dates:	Payable semi-annually in arrears on February 19 and August 19 of each year, commencing February 19, 2017, subject to Business Day Convention

Day Count Convention:	30/360, unadjusted

Net Proceeds:	US$995,110,000

Business Days:

Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in Sydney, Australia, New York, New York, or London, United Kingdom are authorized or obligated by law or executive order to close

Business Day Convention:

Any payment of principal, premium and interest required to be made on an Interest Payment Date that is not a Business Day will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date to the date of payment on the next succeeding Business Day

Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter

CUSIP:	961214DC4

ISIN:	US961214DC40

Joint Active Bookrunners:	Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC

Free Writing Prospectus

(To the Preliminary Prospectus Supplement dated August 11, 2016 and Prospectus dated November 10, 2015)

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 212 816 7297, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC at 1-866-718-1649.